UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34244
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HUDBAY MINERALS INC.
(Exact name of registrant as specified in its charter)
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25 York Street, Suite 800 Toronto, Ontario M5J 2V5, Canada (416) 362-8181
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Share Purchase Warrants (expiring July 20, 2018)
(Title of each class of securities covered by this Form)

Common Shares, no par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: None

On July 18, 2018, the New York Stock Exchange LLC filed a report on Form 25 to delist the Common Share Purchase Warrants. The Common Share Purchase Warrants expired on July 20, 2018 and any unexercised Common Share Purchase Warrants have been canceled. Accordingly, this Form 15 is being filed to report the suspension of Hudbay Minerals Inc.’s (the “Company”) duty to file reports under Sections 13(a) or 15(d) of the Exchange Act. This Form 15 has no effect on the duty of the Company to file reports under Sections 13(a) or 15(d) with respect to the Company’s common shares.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hudbay Minerals Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 8, 2019	By:	/s/ Patrick Donnelly
Patrick Donnelly
Vice President, General Counsel and Corporate
Secretary

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.